

May 23, 2013

Via E-mail
Dennis J. Block
Greenberg Traurig, LLP
MetLife Building
200 Park Avenue
New York, NY 10166

> **Re: Dell Inc.**
> **Additional Soliciting Materials filed on Schedule 14A**
> **Filed May 10, 2013 by Southeastern Asset Management Inc. et al.**
> **File No. 000-17017**

Dear Mr. Block:

We have reviewed the above-captioned filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by submitting a corrective filing, by providing the requested information, and/or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe any corrective disclosure is appropriate, please tell us why in your response.

After reviewing any filings responsive to our comments and any information you provide in reply to these comments, we may have additional comments.

General

1. We note the participants have made statements that appear to directly or indirectly impugn the character, integrity or personal reputation of certain Dell directors, or make charges of illegal, improper or immoral conduct without adequate factual foundation. For example, assertions have been made that the proposed merger is an "absurd bargain" and the merger agreement is a "giveaway agreement." Dell's Board also has been alleged to have demonstrated a "methodical sleight of hand." Please provide us with the factual foundation presumably relied upon in support of these statements. As to matters for which a factual foundation does exist, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as an opinion or belief does not eliminate the need to provide a proper factual foundation for the statement. A reasonable basis must exist for each opinion or belief expressed. Refer to Note (b) to Rule 14a-9.

2.   Please ensure that each statement or assertion of opinion or belief set forth in your proxy statement is characterized as such, and that a reasonable basis for each such opinion or belief exists. In the next filing, please appropriately qualify the statement that Dell may face "litigation risk" if the "going-private transition turns out to be a home run."

3.   Please provide the basis for the statements that the break-up fees are payable to Michael Dell. The proxy statement filed by Dell appears to indicate the fees will be paid to only to Silver Lake parties or their designees whereas Mr. Dell, the other MD Investor or the MSDC Investor are not entitled to receive any portion of the termination fee paid by Dell.

4.   The participants imply that a termination fee will be payable in the event that a "higher value" proposal is made that Michael Dell and Silver Lake do not match or top. It appears that termination fees will become payable, however, only under certain additional other specific circumstances. Please confirm that future filings will reference all of the contingencies to which termination fees are subject before becoming payable to the extent the participants include reference to them in their communications.

5.   The participants, in making unqualified statements regarding how the Dell board "should do the right thing" and "give shareholders the real choice [to which] they are entitled," have created the implication that Dell has a legal responsibility to introduce a competing proposal. This impression has been reinforced by the participants' representation that Dell will be prompted to confront "legal liability" to the extent such competing transaction is not so introduced. In the participants' next filing, please remove this implication by affirmatively stating Dell will not be in violation of any codified regulatory provision or otherwise fail to fulfill a legal obligation by proceeding to seek approval on the transaction proposed by Dell to the exclusion of others.

6.   The participants make predictions as to potential future market values by making statements such as "the remaining stub will earn between $0.50 and $0.89 in annual near-term pre-tax EPS [resulting in] a fair value at between $1.98 and $5.35…" In the next communication, please provide the factual basis for this predicted valuation. Refer to Note a. of Rule 14a-9 and Exchange Act Release 16833 (May 23, 1980).

7.   The soliciting materials suggest the participants intend to file "documents" with the Commission regarding the proposed acquisition of Dell. Other language in earlier communications, however, suggest that the participants have only "reserved the right" to conduct a "potential" future proxy solicitation. Disclosure in a legend accompanying the participants' communications seems to indicate that a proxy statement will be forthcoming. Given that Rule 14a-12 was not adopted to serve as an exemption from Regulation 14A, please confirm that the participants intend to furnish a proxy statement to Dell securityholders in connection with Dell's planned special meeting. Refer to Rule 14a-12(a)(2) and Question I.D.3 of the July 2001 Supplement of the Manual of Publicly Available Telephone Interpretations available on our website.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each participant acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jan Woo, Attorney-Advisor, at (202) 551-3453 with any questions. If you require further assistance, you may contact me at (202) 551-3266.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions